SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                  PANGEA PETROLEUM CORP.
                     COMMON STOCK
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                      698410 10 7
                     (CUSIP NUMBER)
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               6776 SW Freeway, Suite 620
                  Houston, Texas   77074
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                      APRIL 26, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       DAVID LENNOX
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF,OO
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 515,786 as of the filing date of this statement (300,000 shares as of the date of event which requires filing of this statement).
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 515,786 as of the filing date of this statement (300,000 shares as of the date of event which requires filing of this statement).
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 515,786 as of the filing date of this
     statement (300,000 shares as of the date of event which requires filing of this statement).
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         1.7%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Pangea Petroleum Corporation
Common Stock, $.0001 par value.
6776 SW Freeway, Suite 620
Houston, Texas   77074
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name: David Lennox
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(b) Address:      PO Box 571913
                  Houston, Texsa 77257
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, David H. Lennox, acquired the shares
of Issuer as follows: (1) 250,000 shares for $25,000 from
his personal funds pursuant to an exemption from
registration under the Securities Act of 1933, as amended,
as provided by Section 4(2) of the Act; (2) 214,286 shares from the Company as compensation for the waiver of payment on a promissory note owed by the Company in the amount of $75,000. Such shares which issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, as provided by Section 4(2) of the Act ; (3) An option to purchase 250,000 shares pursuant to a registration statement on Form S-8 ("Registration Statement") under the Securities Act of 1933, as amended ("Act") for $250,000.
Such amount was paid from his personal funds; and (4) 50,000 shares for $50,000 from his personal funds pursuant to an exemption from registration under the Securities Act of
1933, as amended, as provided by Section 4(2) of the Act.
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As of the filing date, David H. Lennox has sold 198,500 of
the S-8 shares and all of the 50,000 shares set forth in (4) and presently holds 515,786 shares.
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ITEM 4. PURPOSE OF TRANSACTION.
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The purpose of the transaction is to compensate the
Reporting Person for services rendered to the Company as an
Officer and Director.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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At this time, David H. Lennox owns a total of 515,786 of the issued and outstanding common shares of the Issuer which represents approximately 1.8% of the total issued and
outstanding common shares of the Issuer.   Mr. Lennox owned
300,000 shares as of the date of event which requires filing of this statement.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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Attached hereto is a copy of the Employment Agreement
between the Company and the Reporting Person in which the Reporting Person has options to purchase additional shares of the Company pursuant to a registration statement on Form S-8 ("Registration Statement") under the Securities Act of 1933, as amended ("Act").
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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Employment Agreement dated     between David H. Lennox and
Pangea Petroleum Corporation.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: October 23, 2000    Signature: /s/David H. Lennox
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                                        DAVID H. LENNOX
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